1313 East Maple Street – Suite 425 Bellingham, WA 98225 Tel: 1-877-877-4141 Fax: 1-866-791-5083

July 17, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
     Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Novori Inc. (the “Company”)
Registration Statement on Form SB-2
Filed December 15, 2005, April 11, 2006, June 8, 2006 and June 22, 2006
File No. 333-130344

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Tuesday, July 18, 2006 at 11:00 am EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

NOVORI INC.

Per: /s/ Harold Schaffrick

Harold Schaffrick
President & C.E.O.